SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d–1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d–2(a)

(Amendment No.5)

EMERITUS CORPORATION
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

291005106
(CUSIP Number of Class of Securities)

Daniel R. Baty Emeritus Corporation 3131 Elliot Avenue, Suite 500 Seattle, WA 98121 (206) 289-2909	with a copy to:	Michael E. Stansbury Perkins Coie LLP 1201 Third Avenue, 40th Floor Seattle, Washington 98101 (206) 583-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2002
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note.    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

SCHEDULE 13D

CUSIP No. 291005 10-6	Page 2 of 7 Pages

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Daniel R. Baty

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS* PF/WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 4,513,574[1]
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 4,513,574[1]
10 SHARED DISPOSITIVE POWER 0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY DANIEL R. BATY 4,513,574[1]

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.38%[1]

14 TYPE OF REPORTING PERSON IN

1
Daniel R. Baty directly owns 931,244 shares of Common Stock, which includes options currently exercisable to purchase 81,333 shares of Common Stock, and B.F., Limited Partnership, a Washington limited partnership of which Mr. Baty is a limited partner, owns 2,955,950 shares of Common Stock. Mr. Baty is also sole owner of Columbia-Pacific Group, Inc., a Washington corporation and general partner of B.F., Limited Partnership. In addition, this figure represents approximately 383,199 shares of Common Stock into which certain subordinated debentures held by Columbia Select, L.P., are convertible, and approximately 243,181 shares of Common Stock into which certain subordinated debentures held by Catalina General, L.P., are convertible. B.F., Limited Partnership is the general partner of both such limited partnerships. Mr. Baty has sole voting and dispositive power with respect to the shares that he owns directly, and through Columbia-Pacific Group, Inc., he indirectly has sole voting and dispositive power with respect to the shares that are owned by B.F., Limited Partnership, Columbia Select, L.P., and Catalina General, L.P. The percentage is based on 10,199,764 shares of Common Stock outstanding as of April 30, 2002. Note, however, as of the date of this report, that none of the debentures have been converted so Mr. Baty currently has no voting power over such shares.

SCHEDULE 13D

CUSIP No. 291005 10-6	Page 3 of 7 Pages

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON B.F., Limited Partnership

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS* PF/WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,582,330[1]
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 3,582,330[1]
10 SHARED DISPOSITIVE POWER 0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY B.F., LIMITED PARTNERSHIP 3,582,330[1]

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.09%[1]

14 TYPE OF REPORTING PERSON PN

[1]
Daniel R. Baty directly owns 931,244 shares of Common Stock, which includes options currently exercisable to purchase 81,333 shares of Common Stock, and B.F., Limited Partnership, a Washington limited partnership of which Mr. Baty is a limited partner, owns 2,955,950 shares of Common Stock. Mr. Baty is also sole owner of Columbia-Pacific Group, Inc., a Washington corporation and general partner of B.F., Limited Partnership. In addition, this figure represents approximately 383,199 shares of Common Stock into which certain subordinated debentures held by Columbia Select, L.P., are convertible, and approximately 243,181 shares of Common Stock into which certain subordinated debentures held by Catalina General, L.P., are convertible. B.F., Limited Partnership is the general partner of both such limited partnerships. Mr. Baty has sole voting and dispositive power with respect to the shares that he owns directly, and through Columbia-Pacific Group, Inc., he indirectly has sole voting and dispositive power with respect to the shares that are owned by B.F., Limited Partnership, Columbia Select, L.P., and Catalina General, L.P. The percentage is based on 10,199,764 shares of Common Stock outstanding as of April 30, 2002. Note, however, as of the date of this report, that none of the debentures have been converted so Mr. Baty currently has no voting power over such shares.

SCHEDULE 13D

CUSIP No. 291005 10-6	Page 4 of 7 Pages

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Columbia-Pacific Group, Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS* PF/WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,582,330[1]
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 3,582,330[1]
10 SHARED DISPOSITIVE POWER 0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY COLUMBIA-PACIFIC GROUP, INC. 3,582,330[1]

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.09%[1]

14 TYPE OF REPORTING PERSON CO

[1]
Daniel R. Baty directly owns 931,244 shares of Common Stock, which includes options currently exercisable to purchase 81,333 shares of Common Stock, and B.F., Limited Partnership, a Washington limited partnership of which Mr. Baty is a limited partner, owns 2,955,950 shares of Common Stock. Mr. Baty is also sole owner of Columbia-Pacific Group, Inc., a Washington corporation and general partner of B.F., Limited Partnership. In addition, this figure represents approximately 383,199 shares of Common Stock into which certain subordinated debentures held by Columbia Select, L.P., are convertible, and approximately 243,181 shares of Common Stock into which certain subordinated debentures held by Catalina General, L.P., are convertible. B.F., Limited Partnership is the general partner of both such limited partnerships. Mr. Baty has sole voting and dispositive power with respect to the shares that he owns directly, and through Columbia-Pacific Group, Inc., he indirectly has sole voting and dispositive power with respect to the shares that are owned by B.F., Limited Partnership, Columbia Select, L.P., and Catalina General, L.P. The percentage is based on 10,199,764 shares of Common Stock outstanding as of April 30, 2002. Note, however, as of the date of this report, that none of the debentures have been converted so Mr. Baty currently has no voting power over such shares.

Page 5 of 7 Pages

Item 1.    Security and Issuer.

No amendment.

Item 2.    Identity and Background.

This Schedule 13D relates to Daniel R. Baty, B.F., Limited Partnership, and Columbia-Pacific Group, Inc. Mr. Baty is President and sole shareholder of Columbia-Pacific Group, a Washington Corporation, which is the general partner of B.F., Limited Partnership, a Washington limited partnership, of which Mr. Baty is also a limited partner. The foregoing persons are filing this Amendment No. 5 to the Statement on Schedule 13D filed February 15, 2000, and amended June 30, 2000, December 31, 2000, September 13, 2001, and February 13, 2002, because recent transactions in subordinated debentures convertible into Common Stock, together with the vesting of certain stock options held by Mr. Baty and his recent purchases of shares of Common Stock, represent a material increase and change in the information provided in the prior Schedule 13D, as amended to date.

Mr. Baty’s principal occupation is Chief Executive Officer and Chairman of the Board of the Company. His principal business address is 3131 Elliott Avenue, Suite 500, Seattle, WA 98121. Mr. Baty is a citizen of the United States of America and has not during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to any judgment, decree or final order relative thereto.

Columbia-Pacific Group, Inc. is a holding company that invests primarily in the senior living industry. B.F., Limited Partnership is also a holding entity with various venture capital investments. The principal business address for both is the same as Mr. Baty’s.

Item 3.     Source and Amount of Funds or Other Consideration.

Since the filing of Amendment No. 4 to this Schedule 13D on February 13, 2002, Mr. Baty indirectly sold 6.25% convertible subordinated debentures due January 1, 2006 (the “Debentures”) in April of 2002 that, when converted, would equal approximately 30,436 shares of the Company’s Common Stock. These Debentures were part of an original purchase by Columbia Select, L.P., a limited partnership of which B.F., Limited Partnership is the general partner, in February 2002, as reported in Amendment No. 4 to this Schedule. Columbia Select, L.P. sold these Debentures in April for $375,000, the same price for which it bought them.

In addition, on May 22, 23 and 24, Mr. Baty indirectly purchased, through Catalina General, L.P., another limited partnership of which B.F., Limited Partnership is the general partner, Debentures convertible into approximately 68,182 shares of the Company’s Common Stock. General funds of the partnership, Catalina General, L.P., were used to purchase these Debentures, for an aggregate purchase price of $967,500. Mr. Baty also purchased directly, 10,000 shares of Common Stock of the Company on the same dates, using personal funds that totalled $44,845.

Also subsequent to the filing of Amendment No. 4 to this Schedule, certain options granted to Mr. Baty on December 10, 2001 pursuant to an option exchange program, became exercisable on June 10, 2002, to purchase 81,333 shares of Common Stock.

On June 7, 2002, Mr. Baty used personal funds to purchase 7,000 additional shares of the Company’s Common Stock for his personal account, at a cost of $29,551.

Page 6 of 7 Pages

Item 4.    Purpose of Transaction

No amendment.

Item 5.    Interest in Securities of Emeritus Corporation

(a)  As of the date of this Amendment No. 5, Daniel R. Baty beneficially owns a total of 4,513,574 shares of Common Stock, which consists of: (i) 849,911 shares of Common Stock personally owned; (ii) options currently exercisable to purchase 81,333 shares of Common Stock; (iii) 2,955,950 shares of Common Stock owned through B.F., Limited Partnership; and (iv) approximately 626,380 shares of Common Stock issuable upon conversion of certain Debentures that are currently convertible, which Debentures are owned through B.F., Limited Partnership, as general partner of the two limited partnerships that own the Debentures (see Item 5(b)).

As of the date of this Amendment No. 5, B.F., Limited Partnership beneficially owns: (i) 2,955,950 shares of Common Stock of the Company and (ii) Debentures that are convertible into approximately 626,380 shares of Common Stock, due to its capacity as general partner of Columbia Select, L.P., and Catalina General, L.P., owners of record of the Debentures.

As of the date of this Amendment No. 5, Columbia-Pacific Group, Inc. beneficially owns, as general partner of B.F., Limited Partnership, the same 2,955,950 shares of Common Stock and approximately 626,380 shares of Common Stock issuable under the Debentures, as does B.F., Limited Partnership.

Based on 10,199,764 shares of Common Stock outstanding as of April 30, 2002, the percentage beneficial ownership of the reporting persons (on an as-converted basis) is as follows:

Dan R. Baty:	41.38%
B.F., Limited Partnership:	33.09%
Columbia-Pacific Group, Inc.:	33.09%

(b)  Daniel R. Baty, both individually and in his capacity as President and sole shareholder of Columbia-Pacific Group, Inc., general partner of B.F., Limited Partnership, which is the general partner of Columbia Select, L.P. and Catalina General, L.P., record owners of the Debentures, has the sole power to vote and to direct the vote of, and the sole power to dispose of and to direct the disposition of, all 3,887,194 shares of Common Stock (and exercisable options) owned by him and by B.F., Limited Partnership, and upon conversion, would have the sole power to vote and to direct the disposition of the approximately 626,380 shares of Common Stock issuable under the Debentures. Note, however, that none of the Debentures have been converted as of the date of this report.

(c)  During the month of April 2002, Mr. Baty (indirectly through Columbia Select, L.P., a limited partnership of which B.F., Limited Partnership is the general partner) sold Debentures convertible into approximately 30,436 shares of Common Stock, for a total sale price of $375,000. These Debentures were purchased in February 2002 by Columbia Select, L.P. at the same cost of $375,000. Mr. Baty filed a joint Form 4 with the SEC and AMEX on May 9, 2002, to reflect the indirect sale.

During the month of May 2002, Mr. Baty (indirectly through Catalina General, L.P., a limited partnership of which B.F., Limited Partnership is the general partner) purchased Debentures convertible into approximately 68,182 shares of Common Stock, for an aggregate purchase price of $967,500. At the

Page 7 of 7 Pages

same time he purchased directly 10,000 shares of the Company’s Common Stock for an aggregate purchase price of $44,845. A joint Form 4 was filed on June 10, 2002 with the SEC and AMEX to reflect this purchase.

During the month of June 2002, Mr. Baty purchased directly an additional 7,000 shares of the Company’s Common Stock at an aggregate purchase price of $29,551. A joint Form 4 was filed on July 5, 2002 with the SEC and AMEX to reflect this purchase.

(d)  Not Applicable.

(e)  Not Applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Emeritus Corporation

No amendment.

Item 7.    Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct as of July 3, 2002.

/s/ DANIEL R. BATY
Daniel R. Baty

B.F., LIMITED PARTNERSHIP

BY: COLUMBIA-PACIFIC GROUP, INC., General Partner

By:	/s/ DANIEL R. BATY
Daniel R. Baty President

COLUMBIA-PACIFIC GROUP, INC.

By:	/s/ DANIEL R. BATY
Daniel R. Baty President